UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled 2023 AGM trading update dated April 20, 2023

2023 AGM trading update

20 April 2023: Haleon plc (the "Company") (LSE/NYSE: HLN) today provides the following update ahead of the Annual General Meeting (AGM).

Trading in the first quarter of 2023 has been strong with organic revenue growth of 9.9%, with price +7.1%, and also volume mix +2.8% despite annualising the impact of the prior year ERP system cutover and distribution business model change which increased Q1 2022 sales by c.£50m.

Growth was seen across Respiratory Health, Pain Relief, Oral Health and Digestive Health and Other. Respiratory Health revenue was particularly strong given a continued strong cold and flu season, as well as some re-stocking in EMEA and LatAm, and North America given the particularly low inventory levels at the end of last year. In VMS revenue declined largely due to the strong comparative for Emergen-C in the US during the Omicron wave in Q1 2022. Centrum was up high single digit.

By geography performance was strong, with double digit growth in both EMEA and LatAm, and Asia Pacific, and mid-single digit growth in North America. Asia Pacific was boosted by strength in China, particularly in Pain Relief as lockdowns ended, combined with elevated COVID-19 and cold and flu incidence. Performance in North America was impacted by the decline in Emergen-C which partly offset very good growth in Respiratory Health and Pain Relief.

As a result of the strong start to the year, FY 2023 organic revenue growth is now expected to be towards the upper end of the 4-6% guidance range as provided with the FY 2022 results1. All other FY 2023 guidance remains unchanged.

The Group will provide a full update with its first quarter trading statement on 3 May 2023.

Revenue by product category for the three months ended 31 March:

	Revenue (£m)
	2023	2022	Reported	Organic2
Oral Health	811	741	9.4%	6.6%
VMS	405	405	0%	(3.7)%
Pain Relief	724	635	14.0%	11.0%
Respiratory Health	510	367	39.0%	33.0%
Digestive Health and Other	536	479	11.9%	7.3%
Group revenue	2,986	2,627	13.7%	9.9%

Revenue by geographical segment for the three months ended 31 March:

	Revenue (£m)
	2023	2022	Reported	Organic2	Price2	Vol/Mix2
North America	1,072	940	14.0%	5.1%	3.6%	1.5%
EMEA and LatAm	1,198	1,057	13.3%	13.1%	12.6%	0.5%
APAC	716	630	13.7%	11.7%	3.4%	8.3%
Group	2,986	2,627	13.7%	9.9%	7.1%	2.8%

1 Please note that we are unable to present a reconciliation of forward-looking information for organic revenue growth because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward looking financial measure.
2 Definitions of non-IFRS measures can be found on pages 23-31 of the 2022 Full year results, and pages 36-55 in Haleon's Annual Report and Form 20-F.

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include statements relating to future performance and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 202 to 210 in Haleon's Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: April 20, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary